Exhibit 99.1

NYSE: FSM | TSX: FVI www.fortunasilver.com	NEWS RELEASE

Fortuna extends gold mineralization at Sunbird and identifies new regional prospects at Séguéla, Côte d´Ivoire

Vancouver, September 12, 2022-- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to provide an update on its exploration program at the Séguéla gold Project located in Côte d’Ivoire.

Paul Weedon, Senior Vice President of Exploration at Fortuna, commented, “Drilling at Sunbird has continued to extend the high grade mineralized footprint to at least 400 meters below surface where it remains open with drill hole SGDD102 intersecting 5.1 g/t gold over an estimated true width of 10.5 meters demonstrating the potential upside at depth.” Mr. Weedon continued, “Furthermore, results from drill hole SGRD1411 of 13.6 g/t gold over a true width of 6.3 meters highlight the definition of a second shoot to the south which also remains open at depth and along strike.” Mr. Weedon concluded, “In addition to the exploration success at Sunbird, regional target generation on the Séguéla property has identified several new high grade prospects, including Kestrel with drill hole SGRC1456 intersecting 24.0 g/t gold over an estimated true width of 2.8 meters.”

Sunbird Deposit drill highlights include:

•	SGRD1411: 13.6 g/t gold over an estimated true width of 6.3 meters from 332 meters

•	SGRD1423: 8.2 g/t gold over an estimated true width of 4.9 meters from 359 meters

•	SGDD095: 16.6 g/t gold over an estimated true width of 2.8 meters from 217 meters

•	SGDD098: 6.9 g/t gold over an estimated true width of 5.6 meters from 290 meters

•	SGDD099: 4.3 g/t gold over an estimated true width of 11.2 meters from 389 meters

•	SGDD102: 5.1 g/t gold over an estimated true width of 10.5 meters from 373 meters

Drilling further down-dip and down-plunge at Sunbird has continued to intersect high grade mineralization beyond the previously reported intersections (refer to Fortuna news release dated June 7, 2022) extending drill defined mineralization associated with the central high grade core a further 100 meters down-plunge where it remains open at depth, some 400 meters below surface (see Figure 1). Further drilling is planned in the fourth quarter of 2022 to test the projected extensions at depth.

In addition to extending the central high grade core, drilling has extended the down-plunge extent of the southern shoot a further 200 meters to the south, with drill hole SGRD1411 intersecting 13.6 g/t gold over an estimated true width of 6.3 meters where it remains open approximately 250 meters below surface. Further drilling is planned in the fourth quarter of 2022 to test the projected depth extensions.

This recent drilling has extended the defined mineralized strike at Sunbird to more than 1.1 kilometers. A further 480 meters to the south along the projected strike, a single exploration trench intersected two zones of mineralization interpreted from geophysics to be extensions of the Sunbird structure, returned true width intervals of 3.8 g/t gold over 7 meters and 1.3 g/t gold over 9 meters (see Prospect P14 in Figure 2). Drilling is planned for this area.

Full results received for this recent 15-hole, 5,093-meter drill program are listed in Appendix 1.

Figure 1: Sunbird Deposit long-section looking west showing recent drilling results

Figure 2: Seguela Project regional plan showing recent drilling results

Ancien Deposit underground highlights

A 6-hole, 1,957-meter program was completed at Ancien which was drilled to test the projection of several high grade zones to help improve the structural understanding of the mineralization controls. This program was designed to help support future testing for potential targets and mineralized extensions which may be amenable to underground mining in the future. Highlights include results from drill hole SGRD1432 of 4.1 g/t gold over an estimated true width of 11.9 meters, including 1.4 meters at 23.5 g/t gold and results from drill hole SGRD721 of 3.5 g/t gold over 4.9 meters, including 11.7 g/t gold over 0.7 meters (see Figure 3). Refer to Appendix 2 for full results.

Figure 3: Ancien Deposit long-section looking west showing recent drilling results at depth.

Séguéla Project Regional Exploration

Reverse circulation (RC) and diamond drilling (DD) at the Kestrel, G7 and Winy regional exploration targets returned encouraging results (see Figure 2).

Kestrel (formerly P12): located approximately 500 meters to the south along strike of Antenna, a 10 hole, 1,137-meter first pass scout RC and DD program identified a new structure associated with strong silica alteration and quartz veining, with highlights over a 100-meter strike length including:

•	SGRC1456: 24.0 g/t gold over an estimated true width of 2.8 meters from 87 meters

•	SGRC1452: 13.2 g/t gold over an estimated true width of 1.4 meters from 78 meters

•	SGRC1451: 5.3 g/t gold over an estimated true width of 2.1 meters from 31 meters

•	SGDD103: 14.3 g/t gold over an estimated true width of 1.4 meters from 36 meters

Regional geophysical interpretations suggest this structure may be a southerly extension of the structure hosting the main Antenna mineralization. Further drilling is planned in the fourth quarter of 2022. Refer to Appendix 3 for full results.

G7: following up on the previous air core and scout RC drilling program (refer to Fortuna news release dated June 7, 2022), a follow-up 9-hole 840meter RC program was completed. The program was designed to test the continuity of mineralization associated with extensive surface gold anomalism with drilling results intersecting mineralization over a 200-meter zone which remains open along strike and at depth. True width intersections include 2.2 g/t gold over 6.3 meters from 115 meters in drill hole SGRC1442 and 1.8 g/t gold over 9.1 meters from 38 meters in drill hole SGRC1444 (see Figure 2). Further mapping and a review of the data is planned with G7 hosted in the easternmost volcaniclastic and schistose domain and represents a potentially new host setting. Refer to Appendix 4 for full results.

Winy: a 19-hole 1,961 meter scout RC program was completed over a 600 meter strike length at Winy, following up on previous air core results (refer to Fortuna news release dated June 7, 2022). Drilling intersected a relatively narrow but continuous silicification zone and associated quartz veining with pyrite, with results including 12.3 g/t gold over 1.4 meters from 26 meters in drill hole SGRC1460 and 14.9 g/t gold over 1.4 meters from 39 meters in drill hole SGRC1461 (see Figure 2). Refer to Appendix 5 for full results.

Quality Assurance & Quality Control (QA-QC)

All drilling data completed by the Company utilized the following procedures and methodologies. All drilling was carried out under the supervision of the Company’s personnel.

Trench samples were collected in either 1, 2 or 4-meter composites along one wall of the trench, according to identified lithologies, and below any transported horizons for a final sample weight of 2-3 kilograms.

All RC drilling at Séguéla used a 5.25-inch face sampling pneumatic hammer with samples collected into 60-liter plastic bags. Samples were kept dry by maintaining enough air pressure to exclude groundwater inflow. If water ingress exceeded the air pressure, RC drilling was stopped, and drilling converted to diamond core tails. Once collected, RC samples were riffle split through a three-tier splitter to yield a 12.5% representative sample for submission to the analytical laboratory. The residual 87.5% sample were stored at the drill site until assay results were received and validated. Coarse reject samples for all mineralized samples corresponding to significant intervals are retained and stored on-site at the company-controlled core yard.

All DD drill holes at Séguéla were drilled with HQ sized diamond drill bits. The core was logged, marked up for sampling using standard lengths of one meter or to a geological boundary. Samples were then cut into equal halves using a diamond saw. One half of the core was left in the original core box and stored in a secure location at the company core yard at the project site. The other half was sampled, catalogued and placed into sealed bags and securely stored at the site until shipment.

All Séguéla trench, RC and DD core samples were shipped to ALS Laboratories’ preparation laboratory in Yamoussoukro for preparation and then, via commercial courier, to ALS’s facility in Ouagadougou, Burkina Faso for finishing. Routine gold analysis using a 50-gram charge and fire assay with an atomic absorption finish was completed for all Séguéla samples. Quality control procedures included the systematic insertion of blanks, duplicates and sample standards into the sample stream. In addition, the ALS laboratory inserted its own quality control samples.

Qualified Person

Paul Weedon, Senior Vice President of Exploration for Fortuna Silver Mines Inc., is a Qualified Person as defined by National Instrument 43-101 being a member of the Australian Institute of Geoscientists (Membership #6001). Mr. Weedon has reviewed and approved the scientific and technical information contained in this news release. Mr. Weedon has verified the data disclosed, and the sampling, analytical and test data underlying the information or opinions contained herein by reviewing geochemical and geological databases and reviewing diamond drill core.  There were no limitations to the verification process.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with four operating mines in Argentina, Burkina Faso, Mexico and Peru, and a fifth mine under construction in Côte d'Ivoire. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com | Twitter: @Fortuna_Silver | LinkedIn: fortunasilvermines

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release may include, without limitation, statements about the Company’s plans for the Séguéla gold Project and mineral properties, including the Sunbird and Ancien deposits and other areas of mineralization at Séguéla; the anticipated exploration and other development programs at the Sunbird and Ancien deposits and at other mineral prospects and areas at the Séguéla gold Project, together with the investment, nature, implementation and timing thereof; the timing for, and anticipated results of the exploration programs at the Séguéla gold Project, and the intention to expand mineralization at the Séguéla gold Project; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; the duration and effects of the COVID-19 pandemic on our operations and workforce and the effects on the global economy and society; changes in prices for silver, gold and other metals; the timing of the Company’s proposed exploration programs at the Sunbird and Ancien deposits and at the Séguéla gold Project in general; the success of the Company’s proposed exploration programs; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; fluctuations in prices for energy, labor, materials, supplies and services; fluctuations in currencies; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; our ability to obtain all necessary permits, licences and regulatory approvals in a timely manner; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding the results from the exploration programs conducted at the Séguéla gold Project; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s information derived from its exploration programs at the Séguéla gold Project; current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves.

Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.

APPENDIX 1. Sunbird Deposit drill results, Séguéla gold Project, Côte d’Ivoire

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation (m)	EOH Depth (m)	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Downhole Width (m)	Est. True Width (m)	Au (ppm)	Hole Type
SGRD1411	742574	892563	571	420.1	90	-60	309	313	4	2.8	1.4	RCD
							332	341	9	6.3	13.6	RCD
						incl	335	337	2	1.4	55.1	RCD
SGRD1423	742614	892956	526	402.4	90	-60	341	353	12	8.4	2.7	RCD
						incl	342	343	1	0.7	18.2	RCD
							359	366	7	4.9	8.2	RCD
						incl	360	361	1	0.7	11.2	RCD
						and	362	364	2	1.4	12.4	RCD
SGRD1425	742615	892735	559	340.3	90	-60	230	244	14	9.8	1.1	RCD
							279	289	10	7	1.1	RCD
SGRD1426	742655	892660	556	260.2	90	-60	135	149	14	9.8	3.1	RCD
						incl	142	143	1	0.7	17.5	RCD
							154	158	4	2.8	1.7	RCD
							163	171	8	5.6	4.5	RCD
SGRD1427	742710	893035	499	225.4	90	-60	181	184	3	2.1	1.9	RCD
							196	200	4	2.8	5.7	RCD
						incl	198	199	1	0.7	15.4	RCD
SGRD1428	742605	892610	571	360.3	90	-60	194	207	13	9.1	3.2	RCD
							221	229	8	5.6	1.5	RCD
SGRD1429	742715	893385	472	296.5	90	-62	250	253	3	2.1	11.0	RCD
						incl	250	252	2	1.4	15.4	RCD
SGDD095	742715	893385	472	303.4	90	-60	217	221	4	2.8	16.6	DD
						incl	217	219	2	1.4	28.9	DD
SGDD096	742685	893010	508	255.5	90	-60	136	142	6	4.2	0.9	DD
							187	205	18	12.6	2.6	DD
						incl	202	204	2	1.4	13.9	DD
SGDD097	742644	893034	513	348.9	90	-60	291	300	9	6.3	2.6	DD
SGDD098	742635	892985	523	350.9	90	-60	281	286	5	3.5	4.2	DD
							290	298	8	5.6	6.9	DD
						incl	295	296	1	0.7	38.4	DD
SGDD099	742560	892935	514	441.0	90	-60	389	405	16	11.2	4.3	DD
						incl	399	401	2	1.4	21.9	DD
SGDD100	742660	892960	524	300.2	90	-60	239	244	5	3.5	2.0	DD
							249	255	6	4.2	4.6	DD
						incl	250	251	1	0.7	16.0	DD
							262	267	5	3.5	1.6	DD
SGDD101	742610	892935	527	387.1	90	-60	325	333	8	5.6	1.0	DD
							373	375	2	1.4	3.6	DD
SGDD102	742580	892910	525	400.8	90	-60	229	234	5	3.5	1.3	DD
							292	297	5	3.5	1.5	DD
							364	368	4	2.8	3.7	DD
						incl	364	365	1	0.7	13.1	DD
							373	388	15	10.5	5.1	DD
						incl	376	377	1	0.7	18.6	DD
						and	382	383	1	0.7	12.8	DD

Notes:

1.	RCD: reverse circulation pre-collar, diamond core tail
2.	DD: Diamond Drilling

APPENDIX 2. Ancien Deposit drill results, Séguéla gold Project, Côte d’Ivoire

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation (m)	EOH Depth (m)	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Downhole Width (m)	Est. True Width (m)	Au (ppm)	Hole Type
SGRD1430	743275	888350	374	274.4	277	-55	246	249	3	2.1	4.4	RCD
SGRD1431	743443	888403	370	211.5	277	-55	Not sampled	Hole abandoned		0		RCD
SGRD1432	743409	888411	371	390.4	277	-55	328	345	17	11.9	4.1	RCD
						Incl	334	336	2	1.4	23.5	RCD
SGRD721	743271	888325	377	270.4	277	-55	248	255	7	4.9	3.5	RCD
						Incl	254	255	1	0.7	11.7	RCD
SGRD1433	743442	888402	370	420.4	277	-55	349	356	7	4.9	1.5	RCD
SGRD1434	743404	888436	370	390.4	277	-55	315	318	3	2.1	7.1	RCD
						incl	316	317	1	0.7	12.7	RCD

Note:

1.	RCD: reverse circulation pre-collar, diamond core tail

APPENDIX 3. Kestrel Prospect drill results, Séguéla gold Project, Côte d’Ivoire

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation (m)	EOH Depth (m)	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Downhole Width (m)	Est. True Width (m)	Au (ppm)	Hole Type
SGRC1451	742004	893900	440	60	270	-55	31	34	3	2.1	5.3	RC
SGRC1452	742037	893900	438	115	270	-55	78	80	2	1.4	13.2	RC
SGRC1453	742029	893800	441	71	270	-55	NSI			0		RC
SGRC1454	741983	893700	443	100	270	-55	NSI			0		RC
SGRD1455	742017	893700	441	100	270	-55	NSI			0		RCD
SGRC1456	742029	893800	441	130	270	-55	87	91	4	2.8	24.0	RC
						Incl	87	88	1	0.7	14.0	RC
						And	88	89	1	0.7	79.1	RC
SGRC1457	741912	893351	447	91	270	-55	NSI			0		RC
SGRC1458	741945	893351	446	151	270	-55	NSI			0		RC
SGRD1459	742017	893700	441	140.4	270	-55	NSI			0		RCD
SGDD103	741991	893800	441	178	270	-55	36	38	2	1.4	14.3	DD
						incl	37	38	1	0.7	28.0	DD

Note:

1.	NSI: no significant interval

APPENDIX 4. G7 Prospect drill results, Séguéla gold Project, Côte d’Ivoire

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation (m)	EOH Depth (m)	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Downhole Width (m)	Est. True Width (m)	Au (ppm)	Hole Type
SGRD1442	748264	882657	341	168.6	270	-60	115	124	9	6.3	2.2	RCD
SGRC1443	748211	882706	338	60	270	-60	NSI			0		RC
SGRC1444	748241	882706	339	72	270	-60	38	51	13	9.1	1.8	RC
SGRC1445	748271	882706	340	114	270	-60	2	6	4	2.8	2.0	RC
SGRC1446	748245	882756	337	79	270	-60	NSI			0		RC
SGRC1447	748276	882756	340	97	270	-60	NSI			0		RC
SGRC1448	748156	882606	332	50	270	-60	NSI			0		RC
SGRC1449	748187	882606	334	93	270	-60	NSI			0		RC
SGRC1450	748219	882606	337	106	270	-60	NSI			0		RC

APPENDIX 5. Winy Prospect drill results, Séguéla gold Project, Côte d’Ivoire

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation (m)	EOH Depth (m)	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Downhole Width (m)	Est. True Width (m)	Au (ppm)	Hole Type
SGRC1460	746540	893535	405	100	270	-60	26	28	2	1.4	12.3	RC
SGRC1461	746512	893534	411	50	270	-60	39	41	2	1.4	14.9	RC
						incl	39	40	1	0.7	20.7	RC
SGRC1462	746669	893039	357	100	270	-60	NSI			0		RC
SGRC1463	746615	893040	358	100	270	-60	NSI			0		RC
SGRC1464	746514	893636	406	100	270	-60	NSI			0		RC
SGRC1465	746563	893636	397	100	270	-60	NSI			0		RC
SGRC1466	746567	893041	354	100	270	-60	NSI			0		RC
SGRC1467	746610	893638	381	100	270	-60	NSI			0		RC
SGRC1468	746434	893533	398	140	90	-60	44	45	1	0.7	5.4	RC
SGRC1469	746565	893537	398	150	270	-60	NSI			0		RC
SGRC1470	746465	893634	403	142	90	-60	NSI			0		RC
SGRC1471	746518	893432	392	63	90	-60	NSI			0		RC
SGRC1472	746563	893434	387	100	270	-60	NSI			0		RC
SGRC1473	746611	893432	382	100	270	-60	7	8	1	0.7	5.7	RC
SGRC1474	746514	893137	366	100	270	-60	NSI			0		RC
SGRC1475	746567	893134	359	102	270	-60	NSI			0		RC
SGRC1476	746614	893137	366	100	270	-60	NSI			0		RC
SGRC1477	746668	893139	366	100	270	-60	NSI			0		RC
SGRC1478	746513	893041	353	114	270	-60	NSI			0		RC